

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Ms. Christina J. Gehrke
Chief Accounting and Administrative Officer
Federal Home Loan Bank of Seattle
1501 Fourth Ave., Suite 1400
Seattle, WA 98101-1693

> **Re: Federal Home Loan Bank of Seattle**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 24, 2013**
> **File No. 000-51406**

Dear Ms. Gehrke:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director